UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sterlite Industries (India) Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

859737207

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859737207	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) HC

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) HC

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Twin Star Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) HC

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Volcan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20%
12	Type Of Reporting Person (See Instructions) HC

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal Discretionary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) IN

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Onclave PTC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) IN

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

CUSIP No. 859737207	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,956,383,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,956,383,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,383,435
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.20 * %
12	Type Of Reporting Person (See Instructions) IN

*	Based on 3,361,207,534 equity shares outstanding of Sterlite Industries (India) Limited as of June 30, 2011 as disclosed in Form 20F for the year ended March 31, 2011 filed by Sterlite Industries (India) Limited with the Securities and Exchange Commission on September 30, 2011.

Page 9 of 12 Pages

Item 1	(a).	Name of Issuer:

Sterlite Industries (India) Limited (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Vedanta, 75 Nehru Road Vile Parle (East) Mumbai, Maharashtra 400 099 India

Item 2	(a).	Name of Person Filing:

Vedanta Resources plc (“Vedanta”)

Vedanta Resources Holdings Limited (“VRHL”)

Twin Star Holdings Limited (“Twin Star”)

Volcan Investments Limited (“Volcan”)

Anil Agarwal Discretionary Trust (the “Trust”)

Onclave PTC Limited (“Onclave”)

Mr. Anil Agarwal

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Vedanta and VRHL is 16 Berkeley Street, 5th Floor, London, W1J8DZ, United Kingdom. The address of the principal business office of Twin Star is c/o Multiconsult Limited, Rogers Mose, 5 President John Kennedy Street, Port Louis, Mauritius. The address of the principal business office of Volcan and Trust is Loyalist Plaza, Don Mackay Boulevard, P.O. Box AGB -20377, March Harbout, Abaco, Bahamas. The address of the principal business office of Onclave is Town Centre Mall, Providenciales, Turks and Caicos Island. The address of the principal business office of Mr.Anil Agarwal is 42 Hill Street, London W1J 5NU, United Kingdom.

Item 2	(c).	Citizenship:

Each of Vedanta and VRHL is a corporation organized under the laws of the United Kingdom. Twin Star is a corporation organized under the laws of Mauritius. Volcan is a corporation organized under the laws of Bahamas and Trust is a private trust organized under the laws of Bahamas. Onclave is a private trustee corporation organized under the laws of Tuks and Caicos Island. Mr. Anil Agarwal is a citizen of the Republic of India.

Item 2	(d).	Title of Class of Securities:

Equity shares, par value Re. 1 per equity share (“Equity Shares”)

Item 2	(e).	CUSIP Number:

859737207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

	(k)	☐ Group, is accordance with §240

Page 10 of 12 Pages

Item 4.	Ownership

“As of December 31, 2011 Vedanta had beneficial ownership of 1,956,383,435 equity shares, consisting of (i) 1,671,144,924 equity shares and 41,371,963 ADSs held by Twin Star and (ii) 119,750,659 equity shares held by The Madras Aluminium Company Limited, a company organized under the laws of the Republic of India (“MALCO”). Twin Star holds 78.76% of the outstanding shares of MALCO (an additional 16.0% of the outstanding shares of MALCO are owned by Welter Trading Limited (“Welter Trading”)). Hence, Twin Star is the controlling shareholder of MALCO and therefore, the shares of the Company beneficially owned by MALCO are also deemed to be beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, the shares of the Company beneficially owned by Twin Star may be regarded as being beneficially owned by VRHL and Vedanta. Welter Trading is a wholly-owned subsidiary of Vedanta Resources Cyprus Limited which in turn is a wholly-owned subsidiary of VRHL. One American Depository Shares (“ADS”) represents four (4) equity shares.”

As of December 31, 2011, Volcan owned 56.57% of the issued and outstanding shares of Vedanta. However, Volcan has effective control over 63.19% of the voting rights in Vednata*. Volcan is 100% owned and controlled by the Trust. Onclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. As a result, securities beneficially owned by Volcan may be regarded as being beneficially owned by the trust and in turn, by Onclave. The beneficiaries of the Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and the Non-Executive Chairman of the Company, as protector of the Trust, may be deemed to have deemed beneficial ownership of securities that are beneficially owned by the Trust.

*  As of December 31, 2011, Vedanta’s issued share capital included 296,908,045 ordinary shares of par value US$0.1 each, of which 265,796,234 carry voting rights. Of the 31,111,811 ordinary shares that do not carry voting rights (i) 22,502,483 ordinary shares are held in treasury by Vedanta; (ii) 1,704,333 ordinary shares were purchased under Vedanta’s buyback program by an independent company, Gorey Investments Limited (“Gorey”) and Gorey has undertaken not to vote on these shares. These shares purchased by Gorey are treated in the consolidated accounts of Vedanta as treasury shares; and (iii) 6,904,995 ordinary shares were issued upon the conversion of certain convertible bonds issued by one of Vedanta’s subsidiaries. These 6,904,995 equity shares are held through a global depositary receipt and, as a result, carry no voting rights.

Vedanta, Volcan, the Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement (the “Relationship Agreement”) that regulates the ongoing relationship between them. As a result of the Relationship Agreement, Volcan, the Trust, Onclave and Mr. Anil Agawral disclaim beneficial ownership of the shares of the Company beneficially owned by Vedanta.

(a) Amount beneficially owned 1,956,383,435*

(b) Percent of class: 58.20 *%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,956,383,435*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,956,383,435*

*  As a result of the Relationship Agreement, beneficial ownership of these shares is disclaimed by Volcan, the Trust, Onclave and Mr. Anil Agarwal except to the extent of their respective pecuniary interest, if any, therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Equity Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012	VEDANTA RESOURCES PLC

By : /s/ M.S. Mehta
Name: M.S. Mehta
Title: Chief Executive

Dated: February 10, 2012	VEDANTA RESOURCES HOLDINGS LIMITED

By : /s/ M.S. Mehta
Name: M.S. Mehta
Title: Director

Dated: February 10, 2012	TWIN STAR HOLDINGS LIMITED

By : /s/ Tarun Jain
Name: Tarun Jain
Title: Director

Dated: February 10, 2012	VOLCAN INVESTMENTS LIMITED

By : /s/ E.Isaac Collie
Name: E.Isaac Collie
Title: Director

Dated: February 10, 2012	ANIL AGARWAL DISCRETIONARY TRUST

By : /s/ E.Isaac Collie
Name: E.Isaac Collie
Title: Trustee

Dated: February 10, 2012	ONCLAVE PTC LIMITED

By : /s/ E.Isaac Collie
Name: E.Isaac Collie
Title: Director

Dated: February 10, 2012	ANIL AGARWAL

By: /s/ Anil Agarwal

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 14, 2008, between Vedanta, VRHL, Twin Star, Volcan, Anil Agarwal Discretionary Trust, Onclave PTC Limited and Mr. Anil Agarwal (filed with Statement on Schedule 13G filed on February 14, 2008 by Vedanta, VRHL, Twin Star, Volcan, Anil Agarwal Discretionary Trust, Onclave PTC Limited and Mr.Anil Agarwal